                                                                 EXHIBIT (e)(8)



                                SELECTED PORTIONS
                                       OF
                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 17, 2000


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 1, 2000 by (i) each person known to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director, director nominee, and named executive officer of the Company and (iii) all directors, director nominees, and executive officers of the Company, as a group. This information reflects a two-for-one Common Stock split in the form of a 100% stock dividend issued on October 1, 1999. Except as noted below, each holder listed below has sole investment and voting power with respect to the shares beneficially held by such holder.



                                                AMOUNT AND NATURE OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                      BENEFICIAL OWNERSHIP         PERCENT OF CLASS
                                                                          --------------------         ----------------

AXA (1).....................................             261,236,342             60.3%
Claude Bebear (2)(16).......................                  93,332              *
John S. Chalsty (3).........................                 232,000              *
Francoise Colloc'h (2)(17)..................                  49,998              *
Henri de Castries (2)(18)...................                  86,665              *
Claus-Michael Dill (2)......................                       0              *
Joseph L. Dionne (19).......................                   4,125              *
Jean-Rene Fourtou (2)(4)(19)................                   4,329              *
Jacques Friedmann (2).......................                       0              *
Robert E. Garber (5)........................                 233,633              *
Jerome S. Golden (6)........................                 147,068              *
Donald J. Greene (7)(19)....................                   4,510              *
Anthony J. Hamilton (2)(19).................                  12,029              *
John T. Hartley (8).........................                   4,074              *
John H.F. Haskell, Jr. (19).................                   4,029              *
Michael Hegarty (2)(9)......................                 296,794              *
Nina Henderson (19).........................                   2,029              *
W. Edwin Jarmain (10)(19)...................                  22,029              *
Edward D. Miller (2)(11)....................                 732,711              *
Didier Pineau-Valencienne (2)(19)...........                   2,029              *
George J. Sella, Jr. (19)...................                   2,029              *
Jose S. Suquet (12).........................                 395,913              *
Peter J. Tobin (13).........................                   6,722              *
Stanley B. Tulin (14).......................                 278,753              *
Dave H. Williams (15).......................                 200,000              *
All directors, director nominees,
and executive officers
as a group (25 persons).....................               3,031,434              *



  * Number of shares listed represents less than one percent (1%) of the number of shares of Common Stock outstanding. (1) Includes 28,000,000 shares of Common Stock beneficially owned by Lor Finance, S.A. ("Lor Finance"), a subsidiary of AXA, in connection with a stock compensation plan for key employees of AXA and its affiliates, and 46,740,898 shares of Common Stock beneficially owned by various other subsidiaries of AXA. For insurance regulatory purposes, the shares of capital stock of the Company beneficially owned by AXA and its subsidiaries have been deposited in the Voting Trust, which has an initial term of ten years, commencing May 12, 1992. The Voting Trustees are Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, each of whom serves either on the Management Board (in the case of Mr. Bebear) or Supervisory Board (in the case of Messrs. Garnier and de Clermont-Tonnerre) of AXA. The

  (Footnotes continued on next page)

                                                                 EXHIBIT (e)(8)

(Footnotes continued from previous page)

       Voting Trustees have agreed to exercise their voting rights to protect the legitimate economic interests of AXA, but with a view to ensuring that certain of its minority shareholders do not exercise control over the Company or certain of its insurance subsidiaries. Exhibit A hereto contains additional information, including addresses, as to AXA and certain direct and indirect shareholders of AXA, who may be deemed to own beneficially all shares of the Company's stock beneficially owned by AXA and to have shared power to vote or to dispose of the shares beneficially owned by AXA. (2) Excludes shares beneficially owned by AXA. Messrs. Bebear, de Castries, and Miller and Ms. Colloc'h are members of AXA's Management Board. Messrs. Fourtou, Friedmann, Hamilton, and Pineau-Valencienne are members of AXA's Supervisory Board. Messrs. Dill and Hegarty are members of AXA's Executive Board. (3) Includes 200,000 shares subject to options held by Mr. Chalsty, which options Mr. Chalsty has the right to exercise presently or within 60 days. (4) Mr. Fourtou owns 2,300 of these shares jointly with his spouse, Janelly Fourtou. (5) Includes 205,633 shares subject to options held by Mr. Garber, which options Mr. Garber has the right to exercise presently or within 60 days.
       (6) Includes 97,255 shares subject to options held by Mr. Golden, which options Mr. Golden has the right to exercise presently or within 60 days, and 27,750 shares owned by Linda Golden, Mr. Golden's spouse. (7) Mr. Greene owns 2,481 of these shares jointly with his spouse, Mary Greene.
       (8) Represents 2,038 shares for which Mr. Hartley acts as Trustee for the John T. Hartley Trust and 2,036 shares (including reinvested dividends) received as of March 1, 2000 under the Company's Stock Plan for Directors (see "Compensation of Directors"). (9) Includes 295,956 shares subject to options held by Mr. Hegarty, which options Mr. Hegarty has the right to exercise presently or within 60 days. (10) Includes 20,000 shares owned by Jarmain Group, Inc. Mr. Jarmain controls Jarmain Group, Inc. (11) Includes 732,511 shares subject to options held by Mr. Miller, which options Mr. Miller has the right to exercise presently or within 60 days.
       (12) Includes 336,300 shares subject to options held by Mr. Suquet, which options Mr. Suquet has the right to exercise presently or within 60 days.
       (13) Mr. Tobin owns 6,000 of these shares jointly with his spouse, Mary Tobin. Also includes 721 shares issuable on a deferred basis as of March 1, 2000 under the Company's Stock Plan for Directors and 1 additional deferred share representing dividends attributable to such shares (see "Compensation of Directors"). (14) Includes 253,280 shares subject to options held by Mr. Tulin, which options Mr. Tulin has the right to exercise presently or within 60 days, and 8,000 shares owned jointly by Mr. Tulin and his spouse, Riki P. Tulin. (15) Represents 200,000 shares subject to options held by Mr. Williams, which options Mr. Williams has the right to exercise presently or within 60 days. (16) Represents 93,332 shares subject to options held by Mr. Bebear, which options Mr. Bebear has the right to exercise presently or within 60 days. (17) Represents 49,998 shares subject to options held by Ms. Colloc'h, which options Ms. Colloc'h has the right to exercise presently or within 60 days. (18) Represents 86,665 shares subject to options held by Mr. de Castries, which options Mr. de Castries has the right to exercise presently or within 60 days. (19) Includes 2,023 shares issuable on a deferred basis as of March 1, 2000 under the Company's Stock Plan for Directors and 6 additional deferred shares representing dividends attributable to such shares (see "Compensation of Directors").

                                                                 EXHIBIT (e)(8)

The following tables set forth certain information regarding the beneficial ownership of common stock of AXA, Finaxa, a shareholder of AXA described in Exhibit A, Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and DLJdirect(1), and of limited partnership interests ("Units") in Alliance Capital Management Holding L.P. ("Alliance Holding") and Alliance Capital Management L.P. ("Alliance") as of March 1, 2000 by (i) each director, director nominee, and named executive officer of the Company who beneficially owns any shares of AXA's, Finaxa's, DLJ's, or DLJdirect's common stock or Alliance Holding or Alliance Units and
(ii) all directors, director nominees, and executive officers as a group. Except as otherwise listed below, no director, director nominee, or executive officer of the Company beneficially owns any shares of common stock of AXA or Finaxa or any equity interest in any subsidiary of the Company other than directors' qualifying shares.

                                AXA COMMON STOCK

                                                               NUMBER        PERCENT
NAME                                                          OF SHARES      OF CLASS
                                                              ---------      --------

Claude Bebear (1)......................................        288,046         *
John S. Chalsty (2)....................................         11,250         *
Francoise Colloc'h (3).................................        104,220         *
Henri de Castries (4)..................................        122,750         *
Jean-Rene Fourtou......................................          1,623         *
Jacques Friedmann (5)..................................         25,154         *
Robert E. Garber (6)...................................          3,500         *
Jerome S. Golden (7)...................................          3,000         *
Anthony J. Hamilton....................................          1,000         *
John H.F. Haskell, Jr..................................            500         *
Michael Hegarty (8)....................................          3,750         *
Edward D. Miller (9)...................................         12,500         *
Didier Pineau-Valencienne..............................            664         *
Jose S. Suquet (10)....................................          5,000         *
Stanley B. Tulin (11)..................................          8,500         *
Dave H. Williams (12)..................................         10,000         *
All directors, director nominees, and
executive officers as a group
(25 persons)...........................................        605,707         *


  * Represents less than one percent (1%) of the outstanding common stock of AXA. Holdings of AXA American Depositary Shares are expressed as their equivalent in AXA common stock. (1) Includes 23 shares owned by Mr. Bebear's spouse, Catherine Bebear, and 93,250 shares subject to options held by Mr. Bebear, which options Mr. Bebear has the right to exercise presently or within 60 days. (2) Includes 10,000 shares subject to options held by Mr. Chalsty, which options Mr. Chalsty has the right to exercise presently or within 60 days. (3) Includes 5,150 shares owned by Ms. Colloch's minor child, and 89,950 shares subject to options held by Ms. Colloc'h, which options Ms. Colloc'h has the right to exercise presently or within 60 days. (4) Includes 7,500 shares owned by Mr. de Castries' three minor children, and 59,125 shares subject to options held by Mr. de Castries, which options Mr. de Castries has the right to exercise presently or within 60 days. (5) Includes 24,000 shares subject to options held by Mr. Friedmann, which options Mr. Friedmann has the right to exercise presently or within 60 days. (6) Includes 3,250 shares subject to options held by Mr. Garber, which options Mr. Garber has the right to exercise presently or within 60 days. (7) Represents 3,000 shares subject to options held by Mr. Golden, which options Mr. Golden has the right to exercise presently or within 60 days. (8) Represents 3,750 shares subject to options held by Mr. Hegarty, which options Mr. Hegarty has the right to exercise presently or within 60 days.

  (Footnotes continued on next page)




--------
1 As of November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. has been controlled by the Credit Suisse Group.

                                                                 EXHIBIT (e)(8)

(Footnotes continued from previous page)

       (9) Represents 12,500 shares subject to options held by Mr. Miller, which options Mr. Miller has the right to exercise presently or within 60 days.
       (10) Represents 5,000 shares subject to options held by Mr. Suquet, which options Mr. Suquet has the right to exercise presently or within 60 days.
       (11) Includes 7,500 shares subject to options held by Mr. Tulin, which options Mr. Tulin has the right to exercise presently or within 60 days.
       (12) Represents 10,000 shares subject to options held by Mr. Williams, which options Mr. Williams has the right to exercise presently or within 60 days.

                                      FINAXA COMMON STOCK

                                                                       NUMBER            PERCENT
NAME                                                                  OF SHARES         OF CLASS
                                                                      ---------         --------
Claude Bebear (1)............................................           593,297            *
Francoise Colloc'h (2).......................................            47,655            *
Henri de Castries............................................            71,001            *
All directors, director nominees, and executive
officers as a group (25 persons).............................           711,953           1.1%

    * Represents less than one percent (1%) of the outstanding common stock of Finaxa.
    (1) Includes 443,274 shares owned by Clauvalor, a French company controlled by Mr. Bebear.
    (2) Includes 1,661 shares held by Ms. Colloc'h's minor child, and 25,000 shares subject to options held by Ms. Colloc'h, which options Ms. Colloc'h has the right to exercise presently or within 60 days.

     ALLIANCE HOLDING AND ALLIANCE UNITS


                                                                   ALLIANCE HOLDING                ALLIANCE
                                                                   ----------------                --------
                                                                 NUMBER        PERCENT              NUMBER
NAME                                                            OF UNITS      OF CLASS             OF UNITS
----                                                            --------      --------             --------

John S. Chalsty...........................................        18,000         *                       0
Henri de Castries.........................................         2,000         *                       0
John T. Hartley (1).......................................         1,460         *                       0
Michael Hegarty...........................................             0         *                  18,000
George J. Sella, Jr.......................................        10,000         *                       0
Stanley B. Tulin..........................................         4,000         *                       0
Dave H. Williams (2)......................................     1,009,876        1.4%               759,036
All directors, director nominees, and executive
officers as a group (25 persons)..........................     1,047,336        1.5%               777,036



* Represents less than one percent (1%) of the outstanding Alliance Holding Units. No director, director nominee, or executive officer owns more than 1% of the outstanding Alliance Units.
(1) Represents 1,460 Alliance Holding Units owned by Martha Hartley, Mr. Hartley's spouse. Mr. Hartley disclaims beneficial ownership of the Alliance Holding Units owned by his spouse. (2) Includes 160,000 Alliance Holding Units owned by Reba W. Williams, Mr. Williams' spouse.

                                                                 EXHIBIT (e)(8)

                         DLJ AND DLJDIRECT COMMON STOCK

                                                                         DLJ                     DLJDIRECT
                                                                         ---                     ---------
                                                                 NUMBER         PERCENT           NUMBER
NAME                                                            OF SHARES      OF CLASS          OF SHARES
----                                                            ---------      --------          ---------
Claude Bebear.............................................          2,000         *                      0
John S. Chalsty (1).......................................      1,998,532        1.5%               20,250
Francoise Colloc'h........................................          2,000         *                      0
Henri de Castries.........................................          2,000         *                  2,500
Robert E. Garber..........................................          1,000         *                      0
John T. Hartley (2).......................................          2,048         *                      0
Michael Hegarty...........................................              0         *                  2,500
W. Edwin Jarmain (3)......................................         27,248         *                  2,500
Edward D. Miller..........................................              0         *                  2,500
George J. Sella, Jr.......................................          1,046         *                  2,000
Jose S. Suquet............................................              0         *                  2,000
Stanley B. Tulin (4)......................................          1,000         *                  2,500
All directors, director nominees, and executive
officers as a group (25 persons)..........................      2,036,874        1.5%               36,750


   * Represents less than one percent (1%) of the outstanding shares of DLJ common stock. No director, director nominee, or executive officer owns more than 1% of the outstanding shares of DLJdirect common stock. (1) Includes 1,500 shares of DLJ common stock owned by Jennifer Chalsty, Mr. Chalsty's spouse; 712,552 DLJ vested restricted stock units; and 1,272,714 DLJ shares subject to options held by Mr. Chalsty, which options Mr. Chalsty has the right to exercise presently or within 60 days. (2) Represents 2,048 DLJ shares for which Mr. Hartley acts as Trustee for the John T. Hartley Trust.
   (3) Includes 8,000 DLJ shares and 2,500 DLJdirect shares owned by Jarmain Group, Inc. (which is controlled by Mr. Jarmain), and 17,000 DLJ shares subject to options held by Mr. Jarmain, which options Mr. Jarmain has the right to exercise presently or within 60 days. (4) Represents 1,000 DLJ shares owned jointly by Mr. Tulin and his spouse, Riki P. Tulin.

                                                                 EXHIBIT (e)(8)

                        PROPOSAL 1. ELECTION OF DIRECTORS

NOMINEES FOR ELECTION

The Board of Directors consists of one class of directors who hold office until the Annual Meeting of Shareholders next following their election and until their successors shall have been elected and qualified.

Pursuant to the By-Laws of the Company, the Board has set 19 as the number of directors to be elected at the Annual Meeting for terms ending in May 2001 or until their respective successors shall have been elected and qualified. All of the nominees except Mr. Dill are at the present time directors of the Company whose current terms will expire at the 2000 Annual Meeting. Jacques Friedmann, currently a director of the Company, is retiring from the Board of Directors as of the 2000 Annual Meeting and is therefore not a nominee. If any nominee should become unable to serve, the persons named as proxies on the proxy card will vote for the person or persons the Board recommends, if any. The Board knows of no reason why any nominee will be unavailable or unable to serve.

Set forth below is information about each nominee, including business positions held during at least the past five years, age, other directorships held and periods of service as a director of the Company and The Equitable Life Assurance Society of the United States ("Equitable Life").

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE NOMINEES NAMED BELOW.

CLAUDE BEBEAR, 64                                  Director since May 1992

Formerly Chairman of the Board of the Company (until April 1998), Mr.
Bebear has been Chairman of the Management (formerly Executive) Board (chief executive officer) of AXA since January 1997. Prior thereto, he was Chairman and Chief Executive Officer of AXA from 1989 to January 1997 and Chief Executive Officer of the AXA Group from 1974 to 1989. Mr. Bebear serves as Chairman or Director of numerous subsidiaries and affiliated companies of the AXA Group. He is also a Director of Schneider Electric (formerly Schneider S.A.) and serves as a Member of the Supervisory Board of Paribas.
Mr. Bebear was a Director of Equitable Life from July 1991 to April 1998.

JOHN S. CHALSTY, 66                                Director since February 1996

Chairman of DLJ (since February 1996). He was Senior Executive Vice
President of AXA from January 1997 to January 2000, Chief Executive Officer of DLJ from 1986 to February 1998, and President of DLJ from 1986 to February 1996. Director of DLJ since 1971 and Director of IBP, Inc., Sappi Limited (South African-based pulp, paper, and timber mills), and Occidental Petroleum Corporation. From 1990 to 1994 Mr. Chalsty served as Vice Chairman of the New York Stock Exchange, Inc.

FRANCOISE COLLOC'H, 56                             Director since December 1996

Member of the AXA Management Board and Group Executive President, Human Resources, Communication and Synergies of AXA (since January 2000). Prior thereto, she was Senior Executive Vice President (1993-2000), Executive Vice President (1993), Senior Vice President-Management and Communication (1992), and Vice President (1984-1992) of AXA. She is also a Director or officer of various subsidiaries and affiliates of the AXA Group. Director of Equitable Life since July 1992.

                                                                 EXHIBIT (e)(8)

HENRI DE CASTRIES, 45                              Director since May 1994

Chairman of the Board of the Company since April 1998; Vice Chairman from February 1996 to April 1998. Vice Chairman of AXA's Management Board (since January 2000). Prior thereto, he was Senior Executive Vice President Financial Services and Life Insurance Activities in the United States, Germany, the United Kingdom and Benelux from 1996 to 2000; Executive Vice President Financial Services and Life Insurance Activities from 1993 to 1996; General Secretary from 1991 to 1993; and Central Director of Finances from 1989 to 1991 of AXA. He is also a Director or officer of various subsidiaries and affiliates of the AXA Group. He is also a Director of DLJ and Alliance Capital Management Corporation, the general partner of Alliance Holding and Alliance. Director of Equitable Life since September 1993.

CLAUS-MICHAEL DILL, 46

Chairman of the Management Board of AXA Colonia Konzern AG (insurance) and affiliated companies since June 1999. Prior thereto, was a member of the Management Board of the same companies (from April 1999 to June 1999), and a member of the Holding Management Board of Gerling-Konzern (insurance) (from 1995 to April 1999). From 1988 to 1995, he was a member of the management boards of a number of Swiss Reinsurance subsidiaries. He is also a member of the Executive Board of AXA, and serves as Director or officer of various subsidiaries and affiliates of the AXA Group. He is also a Member of the Supervisory Board of Deutsche Arzteversicherung AG, Kolnische Ruckversicherung-Gesellschaft AG and Rheinboden Hypothekenbank AG.

JOSEPH L. DIONNE, 66                               Director since May 1992

Retired as Chairman of The McGraw-Hill Companies (multimedia publishing and informational services) in January 2000; prior thereto, held the positions of Chairman (April 1988 to December 1999) and Chief Executive Officer (April 1983 to April 1998) of The McGraw-Hill Companies. Director of The McGraw-Hill Companies, Harris Corporation and Ryder System, Inc. Director of Equitable Life since May 1982.

JEAN-RENE FOURTOU, 60                              Director since July 1992

Vice Chairman of the Management Board of Aventis (formerly Rhone-Poulenc, S.A.) since December 1999. Prior thereto, was Chairman and Chief Executive Officer of Rhone-Poulenc, S.A. (industrial conglomerate principally engaged in the manufacture of pharmaceuticals and specialty chemicals) from 1986 to December 1999. Member of the Supervisory Board of AXA. Director of Schneider Electric (formerly Schneider S.A.), Paribas, and Groupe Pernod-Ricard. Member of the Consulting Council of Banque de France. Director of Equitable Life since July 1992.

DONALD J. GREENE, 66                               Director since May 1992

Of Counsel, LeBoeuf, Lamb, Greene & MacRae, L.L.P. (law firm) since 1999; prior thereto, he was a partner of the firm from 1965 to 1999. Director of Equitable Life since July 1991.

ANTHONY J. HAMILTON, 58                            Director since December 1995

Group Chairman and Chief Executive (since February 1994) of Fox-Pitt,
Kelton Group Ltd., the London and New York based investment banking firm, which Mr. Hamilton joined in 1978. Non-executive Chairman, Byas, Mosley Group Ltd. Director of various Fox-Pitt, Kelton and Byas, Mosley Group companies. Member of the Supervisory Board of AXA and Director of Sun Life & Provincial Holdings plc. Director of Equitable Life from December 1995 to June 1996.

                                                                 EXHIBIT (e)(8)

JOHN T. HARTLEY, 70                                Director since May 1992

Retired as Chairman and Chief Executive Officer of Harris Corporation (industrial conglomerate principally engaged in the manufacture of electronic, telephone and copying systems and related equipment) in July 1995; prior thereto, he held the positions of Chairman of Harris Corporation from 1987, Chief Executive Officer from 1986 and President from October 1987 to April 1993. Director of Harris Corporation and The McGraw-Hill Companies. Director of Equitable Life since August 1987.

JOHN H.F. HASKELL, JR., 68                         Director since July 1992

Senior Advisor of Warburg Dillon Read LLC (formerly SBC Warburg Dillon Read, Inc.) (investment banking firm) since 1999; prior thereto, Managing Director (from 1975 to 1999) and a member of its Board of Directors. Director of Pall Corporation, and Chairman of the Supervisory Board of Dillon Read (France) Gestion (until 1998). Director of Equitable Life since July 1992.

MICHAEL HEGARTY, 55                                Director since February 1998

Senior Vice Chairman of the Company since November 1999 and Chief Operating Officer since February 1998; Vice Chairman of the Company from April 1998 to November 1999; Senior Executive Vice President of the Company from January 1998 to April 1998. He has also been a Director and President of Equitable Life since January 1998 and Chief Operating Officer since February 1998. From 1996 to 1997 he was Vice Chairman of Chase Manhattan Corporation. Prior thereto, he was Vice Chairman (1995-1996) and Senior Executive Vice President (1991-1995) of Chemical Bank, which merged with Chase in 1996. He is a member of the Executive Board of AXA and a director of various AXA Financial subsidiaries, including DLJ and Alliance Capital Management Corporation, the general partner of Alliance Holding and Alliance.

NINA HENDERSON, 49                                 Director since December 1996

Corporate Vice President of Core Business Development of Bestfoods (food manufacturing company) since June 1999. Prior thereto, she was President of Bestfoods Grocery and Vice President of Bestfoods (formerly CPC International, Inc.) from 1997 to 1999, and President of Bestfoods Specialty Markets Group from 1993 to 1997. Director of Hunt Corporation (formerly Hunt Manufacturing Company) and PACTIV Corporation (formerly known as Tenneco Packaging). Director of Equitable Life since December 1996.

W. EDWIN JARMAIN, 61                               Director since July 1992

President of Jarmain Group Inc. (private investment holding company) since 1979; also an officer or director of several affiliated companies. Director of Equitable Life (since July 1992), DLJ (since October 1992), AXA Insurance (Canada), Anglo Canada General Insurance Company, and AXA Pacific Insurance Company, and an Alternate Director of AXA Asia Pacific Holdings Limited. He served as non-executive Chairman and Director of FCA International Ltd. (financial collection services) from January 1994 until May 1998.
Director of Equitable Life since July 1992.

EDWARD D. MILLER, 59                               Director since August 1997

President and Chief Executive Officer of the Company since August 1997. He was President of Equitable Life from August 1997 to January 1998 and has been Chairman of Equitable Life since January 1998 and Chief Executive Officer and a Director of Equitable Life since August 1997. He is also a Member of AXA's Management Board (since January 2000); prior thereto, he was a Senior Executive Vice President of AXA. From 1996 to 1997, he was Senior Vice Chairman of Chase Manhattan Corporation. Prior thereto, he was President of Chemical Bank (which merged

                                                                 EXHIBIT (e)(8)

with Chase in 1996) from 1994 to 1996 and Vice Chairman from 1991 to 1994. He is also a Director of various AXA Financial subsidiaries, including DLJ and Alliance Capital Management Corporation, the general partner of Alliance Holding and Alliance; AXA Canada; and KeySpan Energy Corporation, formed as a result of the merger of Long Island Lighting Company and Brooklyn Union Gas Co.

DIDIER PINEAU-VALENCIENNE, 69                      Director since February 1996

Vice Chairman (since March 1999) of Credit Suisse First Boston (investment banking firm). From 1981 to February 1999, he was Chairman and Chief Executive Officer of Schneider Electric (formerly Schneider S.A.) (industrial conglomerate principally engaged in the electrical equipment business), of which he became Honorary Chairman in February 1999. Director of the Company and Equitable Life from July 1992 to February 1995. Member of the Supervisory Board of AXA. Director of CGIP, Aventis (formerly Rhone-Poulenc, S.A.), Sema Group PLC (UK), Soft Computing and Swiss Helvetic Fund; member of the Advisory Board of Booz-Allen & Hamilton. Director of Equitable Life since February 1996.

GEORGE J. SELLA, JR., 71                           Director since May 1992

Retired as Chairman and Chief Executive Officer of American Cyanamid Company (industrial conglomerate principally engaged in the manufacture of pharmaceutical products and agricultural herbicides and pesticides) in April 1993; prior thereto, he held the positions of Chairman from 1984, Chief Executive Officer from 1983 and President from 1979 to 1991. Director of Coulter Pharmaceutical. Director of Equitable Life since May 1987.

PETER J. TOBIN, 56                                 Director since March 1999

Dean of the Peter J. Tobin College of Business Administration of St. John's University since August 1998. He was Chief Financial Officer at Chase Manhattan Corporation from 1996 to 1997. Prior thereto, he was Chief Financial Officer of Chemical Bank (which merged with Chase in 1996) from 1991 to 1996. Director of The CIT Group, Inc., H.W. Wilson Company and P.A. Consulting. Director of Equitable Life since March 1999.

DAVE H. WILLIAMS, 67                               Director since May 1992

Chairman (since 1977) and former Chief Executive Officer (1977 to January
1999) of Alliance Capital Management Corporation, the general partner of Alliance Holding and Alliance; Chairman or Director of numerous subsidiaries and affiliated companies of Alliance Capital Management Corporation and of mutual funds managed by Alliance. He was Senior Executive Vice President of AXA from January 1997 to January 2000. Director of Equitable Life since March 1991.

                          BOARD MEETINGS AND COMMITTEES

The Company's Board of Directors held six meetings during 1999. Each Director attended at least 75% of the aggregate meetings of the Board of Directors and committees to which he or she was assigned during the year.

       The Board of Directors has the following four standing committees.

       Executive Committee. The function of the Executive Committee is to exercise the authority of the Board of Directors in the management of the Company between meetings of the Board with certain exceptions as set forth in the Company's By-Laws. The members of the Committee are:
       Henri de Castries (Chairman), Joseph L. Dionne, Donald J. Greene, Michael Hegarty, and Edward D. Miller. The Committee met twice in 1999.

                                                                 EXHIBIT (e)(8)

Audit Committee. The Audit Committee is authorized to review and approve the scope and results of the Company's outside audit, and the fees therefor, and to make recommendations to the Board of Directors and management of the Company concerning auditing and accounting matters and the selection of independent accountants. Its membership is restricted to Directors who are not employees of the Company or its affiliates. The members of the Committee are: George J. Sella, Jr. (Chairman), Donald J. Greene, John T. Hartley, Nina Henderson, W. Edwin Jarmain, and Peter J. Tobin. The Committee met five times in 1999.

Organization and Compensation Committee. The function of the Organization and Compensation Committee is to make recommendations to the Board with respect to nominations of Directors and to review, report and make recommendations to the Board with respect to officer compensation. The members of the Committee are:
Joseph L. Dionne (Chairman), Jean-Rene Fourtou, John T. Hartley, W. Edwin Jarmain, and Peter J. Tobin. The Committee met seven times in 1999.

Stock Option Committee. The function of the Stock Option Committee is to administer the Company's 1997 Stock Incentive Plan. The members of the Committee are: Joseph L. Dionne (Chairman), Jean-Rene Fourtou, John T. Hartley, and Peter
J. Tobin. The Committee met six times in 1999.

                            COMPENSATION OF DIRECTORS

All directors of the Company are also directors of Equitable Life with the exception of Messrs. Bebear, Chalsty, Friedmann, and Hamilton. In consideration for serving on the Board of Directors of Equitable Life or the Board of Directors of the Company, each director who is not an employee of the Company or any affiliate of the Company (including AXA) ("non-employee director") receives an annual cash retainer fee of $30,000, payable quarterly. Non-employee directors who receive a cash retainer for service on the Board of Directors of Equitable Life do not receive an additional cash retainer for service on the Board of Directors of the Company. Mr. Hamilton receives his cash retainer (and meeting fees) for his service as a director of the Company from the Company.

In addition, each non-employee director receives a meeting fee of $1,200 from the Company and Equitable Life, as appropriate, for each meeting of the Company's Board or Equitable Life's Board (and any committee of such boards) attended. Each such director who serves as chairperson of a standing committee of the Company's Board or Equitable Life's Board also receives an annual chair retainer fee of $5,000. For each joint meeting of the Company's and Equitable Life's Boards (or committees), non-employee directors receive only one meeting fee and one annual chair retainer. The non-employee directors may defer all or part of their cash compensation as directors until retirement from the Board or, at the election of each director, age 72.

Under the Stock Plan for Directors, effective January 1, 1998, each non-employee director of Equitable Life or of the Company also receives a quarterly award of $7,500 payable in common stock of the Company in addition to the cash retainer and per meeting fees described above. Only one quarterly award is payable to any such director who serves on both the Company's and Equitable Life's Boards. The non-employee directors may defer all or part of their awards under the Stock Plan for Directors until retirement from the Board or, at the election of each director, age 72.

Effective December 31, 1997, Equitable Life terminated the Retired Directors Consulting Program (the "Program"). This Program, as in effect on December 31, 1997, allowed for the provision of advisory and consulting services to Equitable Life by directors who retired at age 72 after at least 10 years of Equitable Life Board service and who had not been employees of Equitable Life or any affiliate of Equitable Life (including AXA). Under the Program, each eligible director who offered such advisory and consulting services was compensated annually in an amount equal to the annual cash retainer payable to directors of Equitable Life at the time that director retired from the Equitable Life

                                                                 EXHIBIT (e)(8)

Board. In connection with the termination of the Program, a transition rule was adopted pursuant to which directors serving on Equitable Life's Board as of December 31, 1997, who otherwise would have been eligible for the Program, but for its termination, will remain eligible to participate in the Program at a reduced rate of compensation, the formula for which takes into account an eligible director's years of Equitable Life Board service as of December 31, 1997 and that director's total years of Equitable Life Board service upon retirement from the Board.

Mr. Bebear, former Chairman of the Company's Board of Directors, and Mr. de Castries, Chairman of the Company's Board of Directors, received $150,000 and $125,000, respectively, from the Company for services provided in addition to their services as directors of the Company during 1999, and are expected to receive the same amounts during 2000. During 1999, Messrs. Bebear and de Castries were eligible to participate in both the Company's Short-Term and Long-Term Incentive Compensation Plans, but did not receive any compensation under these plans for 1999. Mr. de Castries is eligible to participate in the Company's Short-Term Incentive Compensation Plan for 2000. Ms. Colloc'h received $50,000 from the Company in 1999 for services provided in addition to her services as a director of the Company and is expected to receive the same amount during 2000.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Directors, executive officers and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of such forms and written representations as to the need to file Form 5, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and greater than 10% beneficial owners were complied with for the year ended December 31, 1999.

                             EXECUTIVE COMPENSATION

REPORT OF THE COMPENSATION COMMITTEES

Policies governing compensation of the Company's executive officers are administered by the Organization and Compensation Committees (collectively, the "Committees") of the Company and of Equitable Life. The Committees' major responsibilities are to ensure that compensation programs for the Company's executive officers are effective in attracting, retaining and motivating key officers, are consistent with the Company's business objectives, relate pay to performance, and are administered in a fair and equitable fashion. All members of the Company's Organization and Compensation Committee are also members of Equitable Life's Organization and Compensation Committee, and no member of the Committees is a current or former officer or employee of the Company, Equitable Life or their affiliates.

Compensation Philosophy and Strategy. The Company and its subsidiaries constitute a diversified financial services organization which provides a broad spectrum of financial advisory/insurance, investment management, and investment banking and brokerage services. The total compensation program for the Company's executive officers is designed to attract, retain and motivate key individuals by providing compensation based on the Company's profitability and total returns to shareholders and on an assessment of each executive officer's contribution to the success of the Company. The Committees believe that the Company competes most directly for executive talent with other large diversified financial services organizations and, accordingly, in determining total compensation for executive officers, seek to provide compensation opportunities competitive with levels of total compensation paid by

                                                                 EXHIBIT (e)(8)

selected large diversified financial services companies. However, the total compensation program for executive officers contains substantial incentive components which afford executive officers opportunities to earn compensation which may exceed levels at comparison companies if warranted by corporate performance. The Committees review and approve the selection of companies used for compensation comparison purposes and obtain compensation data from surveys conducted by outside consulting firms. Because of the broad spectrum of companies with which the Company competes for executive talent, the companies selected for compensation comparison purposes are not generally the same companies which comprise either the New York Stock Exchange Financials Index or the Standard & Poor's Life & Health Insurance Index selected for company shareholder return comparisons. In 1999, the companies selected for comparison purposes included large U.S. diversified financial services institutions, U.S. insurance companies, commercial banking corporations and nonbank financial services institutions located in major U.S. metropolitan areas.

The Committees believe that the total compensation arrangement for executive officers should be aligned with the short- and long-term interests of shareholders. Accordingly, a high proportion of the total compensation of executive officers is based on at-risk and variable incentive programs, including stock incentives, which emphasize Company performance and growth in earnings and return on shareholders' equity. In addition, in 1997, the Company implemented minimum stock ownership guidelines for the Company's executive and senior officers.

While total direct compensation includes base salaries and annual and long-term incentive compensation, including stock incentives, the Committees also consider other elements of an executive's total compensation package, including retirement and savings plans, insurance and other benefits. The Organization and Compensation Committee of Equitable Life approves the compensation of all executive officers of the Company who are designated for purposes of the New York Insurance Law as principal officers of Equitable Life. For 1999 such principal officers included all the named executive officers.

       o Base Salaries. Base salaries of executive officers are compared against the median of comparison companies, except where exceptional conditions require otherwise. The Company's policy is generally not to increase base salaries for executive officers annually, except to reflect competitive market pay levels and increased levels of responsibility.

       o Annual Incentive Compensation. Annual incentives allow the Company to communicate specific Company goals for the year and motivate executive officers to achieve these goals. For 1999 the Company's goals were to increase profitability, sales and return on equity. Annual incentive payments for 1999 were paid in February 2000 in accordance with the Company's amended and restated Short-Term Incentive Compensation Plan For Senior Officers (the "Short-Term Plan") which was approved by the Company's shareholders at the Annual Meeting of Shareholders held in May 1997. The Committees determined that the levels of earnings established by the Committees under the Short-Term Plan for 1999 had been met and determined the aggregate amount of incentive compensation paid for 1999 pursuant to the Short-Term Plan and the amount paid to each participant under the Short-Term Plan. In general, such amounts reflect the assessment by the Committees of each executive officer's contribution to achieving the Company's annual objectives with respect to pre-tax insurance adjusted earnings, return on equity and total insurance premiums and deposits.

       o Long-Term Incentive Compensation. Long-term incentives for the Company's executive officers were provided pursuant to the Company's amended and restated Long-Term Incentive Compensation Plan for Senior Officers (the "Long-Term Plan") and the Company's 1997 Stock Incentive Plan (the "Stock Option Plan"), both of which were approved by the Company's shareholders at the Annual Meeting of Shareholders held in May 1997. Long-term incentives were also provided by grants of AXA stock options under AXA's stock option plan. With respect to performance periods beginning after 1997, the Company intends to use primarily equity-

                                                                 EXHIBIT (e)(8)

based vehicles, including stock and stock option grants, to provide long-term incentives to the Company's executive officers.

               1997-1999 Long-Term Plan. In March 1997, the Committees established earnings goals and Company performance criteria under the Long-Term Plan relating to pre-tax insurance adjusted earnings and return on equity for the three year performance period from January 1, 1997 to December 31, 1999. In February 2000, the Committees determined that the applicable earnings goals and performance criteria for this performance period were satisfied and determined the aggregate amount of compensation paid for this performance period and the amount paid to each participant. Payments with respect to this performance period were made in cash in February 2000.

               Stock Option Plan. Options granted pursuant to the Company's Stock Option Plan are intended to align the long-term interests of executives with those of the Company's shareholders by providing executives of the Company and certain of its subsidiaries with the opportunity to buy an equity interest in the Company and share in the appreciation of its common stock. The Company's Stock Option Committee (which consists of all the members of the Committees except Mr. Jarmain) administers the Stock Option Plan and as part of such administration determines the number and type of options to be granted to the Company's executive officers. Options are granted with an exercise price equal to the market price on the date of grant. Determination of the number of stock options to be granted to each executive officer takes into account annualized present value comparisons to long-term compensation awards, including stock incentives, made by large diversified financial services companies included in the group of comparison companies described above under "Compensation Philosophy and Strategy" and an assessment of each executive officer's potential contribution to the success of the Company. See "Options" for information on options granted in 1999 to the Company's named executive officers.

               AXA Stock Options. In order to assist the Company and its subsidiaries in attracting, retaining and motivating key executives, AXA has made available to certain executives of the Company and its subsidiaries options to purchase AXA ordinary shares. The Committees reviewed and approved the receipt of the grants of AXA stock options to the Company's senior executives. Under the AXA stock option plan, options granted in 1999 have an exercise price equal to the average market price on the Paris Stock Exchange for the 20 trading days prior to the date of grant. The number and terms of the AXA stock options granted to executives of the Company and its subsidiaries take into account the importance of the executive's work to the performance of the Company and its subsidiaries as well as contributions to the synergies that are available to the Company from AXA's world-wide operations, of which the Company is both a contributor and a beneficiary. See "Options" for information on options granted in 1999 to the Company's named executive officers.

               CEO Compensation. Pursuant to the terms of his employment agreement which was approved by the Committees, Mr. Miller, for his services in 1999 as President and CEO of the Company and Chairman and CEO of Equitable Life, received a base salary of $800,000. In addition, in February 2000, the Committees unanimously determined that Mr. Miller should receive short-term (annual) incentive compensation of $6,381,950 pursuant to the Short-Term Plan and long-term incentive compensation of $1,500,000 pursuant to the 1997-1999 Long-Term Plan. The Committees believe that Mr. Miller's leadership and personal efforts have been critical to accomplishing the Company's strong performance in 1999 and to positioning the Company for future growth. For the year ended December 31, 1999, the Company's after-tax operating earnings from continuing operations rose 43.2% to a record $1,080.8 million, excluding non-DLJ after-tax investment gains and non-recurring charges, as compared to $755.0 million in 1998. Total premiums, deposits and mutual fund sales for the Company's financial

                                                                 EXHIBIT (e)(8)

advisory/insurance segment for the year ended December 31, 1999 rose 12.8% to a record $13,297.8 billion, as compared to $11,788.2 billion in 1998, and mutual fund sales and first year premiums and deposits for the Company's financial advisory/insurance segment for the year ended December 31, 1999 increased 17.8% to $8,849.5 billion, as compared to $7,511.8 billion in 1998. Among the specific achievements considered in determining the amount of Mr. Miller's annual bonus were the completion of the Company's name change to AXA Financial, Inc.; the launching of the new branding structure, including the introduction of the AXA Advisors brand into the marketplace; the positioning of AXA Advisors for the year 2000 nationwide rollout of fee-based financial planning through the financial planning pilot program in Texas and the establishment of the new financial training center; the launching of the AXA Asset Account; the successful completion of systems readiness testing for Year 2000; the receipt of rating increases for Equitable Life from A.M. Best and S&P; the completion of the combination of the Hudson River Trust with the EQ Advisors Trust; the execution of the Company's capital management program, including approximately $700 million in real estate sales and the payment of Equitable Life's first dividend to the Company; the restructuring of Alliance into a two-tier partnership; the leveraging of technology and other synergies among DLJ, Alliance and Equitable Life; and the development of meaningful project management capabilities for prioritizing and monitoring the progress of the Company's strategic initiatives.

Deductibility of Certain Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") denies publicly held corporations a deduction for compensation in excess of $1 million per year paid or accrued with respect to certain executives, except to the extent that such compensation qualifies for an exemption from that limitation. Exempt compensation includes only the following: (a) performance-based compensation (provided that certain outside director, shareholder approval, and certification requirements are met);
(b) commissions; (c) payments from certain tax-qualified retirement plans; (d) health and other fringe benefits that are reasonably believed to be excludable from gross income; and (e) compensation payable under a binding written contract in effect on February 17, 1993. The Committees have determined that the Company's policy is to design its short-term and long-term compensation programs to qualify for the exemption from the deduction limitations of Section 162(m) of the Code consistent with designing plans providing appropriate compensation to executives. The Short-Term and Long-Term Plans, which were approved by the Company's shareholders in 1997, are designed to qualify for the exemption from the Section 162(m) deduction limitations. Portions of Mr. Miller's and Mr. Hegarty's sign on and other bonuses guaranteed under their employment contracts are not tax deductible by virtue of the limitations of Section 162(m). The Committees and the Company's Stock Option Committee consist solely of directors who are "outside directors" for purposes of Section 162(m).

Respectfully submitted,

                                  J.L. Dionne,
                                    Chairman

J-R. Fourtou                                                      W.E. Jarmain
J.T. Hartley                                                      P.J. Tobin

                                                                 EXHIBIT (e)(8)

SUMMARY COMPENSATION TABLE

The table below summarizes for Mr. Miller, who served as the Company's Chief Executive Officer during 1999, the other four individuals serving as executive officers of the Company on December 31, 1999 who had the highest aggregate annual compensation for 1999, and Mr. Golden (who served as an Executive Vice President of the Company through June 30, 1999) (the "named executive officers") all compensation required to be reported for the years 1997, 1998 and 1999.

                           SUMMARY COMPENSATION TABLE


                                                                                 LONG TERM COMPENSATION
                                                                                 ----------------------
                                                                                   AWARDS
                                             ANNUAL COMPENSATION                 ----------      PAYOUTS
                                ----------------------------------------------   SECURITIES  -------------
           NAME AND                                            OTHER ANNUAL      UNDERLYING        LTIP          ALL OTHER
PRINCIPAL POSITION              YEAR   SALARY(1)   BONUS(1)    COMPENSATION(2)   OPTIONS(3)     PAYOUTS(4)     COMPENSATION(5)
                                ----   ---------   --------    ---------------   ----------     ----------     ---------------
Edward D. Miller (6)           1999   $797,852   $6,381,950           --          484,600       $1,500,000          $7,200
President and                  1998   $828,539   $4,918,480           --          476,470               --          $6,049
Chief Executive Officer        1997   $306,866   $1,250,000           --          680,000               --      $1,500,000(7)

Michael Hegarty (8)            1999   $573,456   $3,000,000           --          311,400               --          $7,200
Senior Vice Chairman and       1998   $562,428   $2,676,800           --          288,236               --        $250,000(9)
Chief Operating Officer

Stanley B. Tulin               1999   $548,522   $2,600,000           --           76,154         $882,202        $257,200(10)
Vice Chairman and              1998   $536,632   $1,801,600           --          219,412         $401,500          $7,200
Chief Financial Officer        1997   $349,060   $1,620,000           --           37,500         $483,000         $12,150

Jose S. Suquet                 1999   $398,925   $1,400,000           --           50,000         $571,814          $7,200
Senior Executive               1998   $406,022   $1,154,150           --          138,824         $221,000         $26,505(11)
Vice President                 1997   $349,060   $1,026,000           --           24,300         $267,000         $13,521

Robert E. Garber               1999   $299,194   $1,155,000           --           40,000         $490,112          $7,200
Executive Vice President       1998   $310,701     $900,800           --           44,118         $166,000          $4,069
and General Counsel            1997   $299,194     $810,000           --           20,832         $200,000          $9,354

Jerome S. Golden (12)          1999   $844,200     $928,950           --           40,000         $326,842          $7,200
Retired Executive              1998   $362,500     $928,950           --           44,118               --          $7,200
Vice President                 1997   $303,427     $648,000           --           14,286               --         $13,521



(1) Includes all amounts deferred under qualified and non-qualified deferred compensation plans.

(2) This column does not include certain incidental non-cash compensation provided to each named executive officer which does not exceed $50,000.

       (3) Awards in this column consist of options exercisable into the Company's Common Stock, and reflect the October 1, 1999 two-for-one Common Stock split. See "Option Grants in Last Fiscal Year--AXA Options" for AXA option awards to the named executive officers.

       (4) Represents Long-Term Plan (i) payouts in 2000 for the three-year performance period ended December 31, 1999, (ii) payouts in 1999 for the three-year performance period ended December 31, 1998, and (iii) interim payouts in 1998 for the first two years, ended December 31, 1997, of the three-year performance period ended December 31, 1998.

(5) Amounts in this column consist solely of employer contributions to defined contribution plans unless otherwise indicated.

(6) Mr. Miller joined the Company on August 4, 1997.

(7) Represents a one-time non-recurring payment made to Mr. Miller in connection with the commencement of his employment.

(8) Mr. Hegarty joined the Company on January 12, 1998.

(9) Represents a one-time non-recurring payment made to Mr. Hegarty in connection with the commencement of his employment.

(10) Includes a relocation expense allowance of $250,000 paid to Mr. Tulin.

(11) Includes a moving expense allowance of $19,305 paid to Mr. Suquet.

(12) Mr. Golden retired as an Executive Vice President of the Company effective July 1, 1999. See "Employment Contracts and Termination of Employment Arrangements."

                                                                 EXHIBIT (e)(8)

OPTIONS
The following tables set forth information concerning the grant of options to each of the named executive officers during 1999 and the value of options held by the named executive officers on December 31, 1999.

                        OPTION GRANTS IN LAST FISCAL YEAR

AXA FINANCIAL OPTIONS
The options listed in the following table will be exercisable into the Company's Common Stock. All share amounts reflect the October 1, 1999 two-for-one Common Stock split.



                                            INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE VALUE
                         --------------------------------------------------------                   AT
                         NUMBER OF%         OF                                           ASSUMED ANNUAL RATES OF
                         SECURITIES     TOTAL OPTIONS                                   STOCK PRICE APPRECIATION
                         UNDERLYING     GRANTED TO         EXERCISE                           FOR OPTION TERM
                          OPTIONS       EMPLOYEES IN        PRICE       EXPIRATION      ---------------------------
NAME                     GRANTED(1)     FISCAL YEAR        ($/SH)          DATE            5%               10%
                         ----------     -----------        ------          ----            --               ---
Edward D. Miller.....     184,600            4.28%         $32.00       2/17/2009      $3,715,006         $9,414,555
                          300,000            6.96%         $28.50       9/15/2009      $5,377,049        $13,626,498
Michael Hegarty......     311,400            7.22%         $32.00       2/17/2009      $6,266,809        $15,881,325
Stanley B. Tulin.....      76,154            1.77%         $32.00       2/17/2009      $1,532,571         $3,883,836
Jose S. Suquet.......      50,000            1.16%         $32.00       2/17/2009      $1,006,231         $2,549,988
Robert E. Garber.....      40,000            0.93%         $32.00       2/17/2009        $804,985         $2,039,990
Jerome S. Golden.....      40,000            0.93%         $32.00       2/17/2009        $804,985         $2,039,990


(1) Options under the 1997 Stock Incentive Plan vest (become exercisable) at the rate of 33 1/3% per year subject to acceleration in the event of death.

AXA OPTIONS
The options listed in the following table will be exercisable into ordinary shares of AXA, which are traded on the Paris Stock Exchange.

                                             INDIVIDUAL GRANTS
                        -----------------------------------------------------------     POTENTIAL REALIZABLE VALUE
                        NUMBER OF%          OF                                          AT ASSUMED ANNUAL RATES OF
                        SECURITIES      TOTAL OPTIONS                                    STOCK PRICE APPRECIATION
                        UNDERLYING      GRANTED TO        EXERCISE                           FOR OPTION TERM(3)
                        OPTIONS         EMPLOYEES IN        PRICE        EXPIRATION      --------------------------
NAME                    GRANTED(1)      FISCAL YEAR       (FF/SH)(2)        DATE            5%              10%
                        ----------      -----------       ----------        ----            --              ---

Edward D. Miller.....     30,000            1.56%          751.92FF        6/8/2009     $2,181,408        $5,528,117
                          25,000            1.30%          810.43FF      11/17/2009     $1,959,294        $4,965,236
Michael Hegarty......     15,000            0.78%          751.92FF        6/8/2009     $1,090,704        $2,764,059
Stanley B. Tulin.....      7,500            0.39%          751.92FF        6/8/2009       $545,352        $1,382,029
Jose S. Suquet.......      7,500            0.39%          751.92FF        6/8/2009       $545,352        $1,382,029
Robert E. Garber.....      4,400            0.23%          751.92FF        6/8/2009       $319,940          $810,791
Jerome S. Golden.....          0               0                --               --             --               --

(1) Options under the June 9, 1999 and November 18, 1999 AXA Stock Option Plans vest (become exercisable) at the rate of 25% per year beginning on the second anniversary of their grant.
(2) Exercise price for AXA options is in French francs ("FF") per share. (3) Value is expressed in U.S. dollars at the prevailing exchange rate of 6.5033FF/$1.00 effective on December 30, 1999, the last trading day of 1999 on the Paris Stock Exchange.

                                                                 EXHIBIT (e)(8)

      AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

AXA FINANCIAL OPTIONS
The options listed in the following table are, or will be, exercisable into the Company's Common Stock. All share amounts reflect the October 1, 1999 two-for-one Common Stock split.



                                                            NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED               IN-THE-MONEY
                          SHARES                              OPTIONS AT FY-END             OPTIONS AT FY-END(1)
                         ACQUIRED ON        VALUE         -------------------------       -------------------------
NAME                     EXERCISE        REALIZED(2)      EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE

Edward D. Miller.....           0                 $0           612,156/1,028,914           $7,892,645/$7,974,545
Michael Hegarty......           0                 $0           96,078/   503,558           $1,018,622/$2,660,067
Stanley B. Tulin.....      63,378         $1,465,829          154,758/   314,930           $2,145,196/$3,236,497
Jose S. Suquet.......      10,000           $212,500          273,360/   150,650          $5,556,364/   $943,420
Robert E. Garber.....      10,000           $236,250          178,594/    76,356          $3,868,033/   $403,613
Jerome S. Golden.....      56,374         $1,169,912           69,216/    74,174          $1,277,531/   $369,464


(1) Based on $34.00 per share, the closing price of the Common Stock on the New York Stock Exchange on December 31, 1999. (2) Includes any unrealized gains upon exercise of incentive stock options.

AXA OPTIONS
The options listed in the following table are, or will be, exercisable into ordinary shares of AXA.


                                                            NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED               IN-THE-MONEY
                          SHARES                              OPTIONS AT FY-END             OPTIONS AT FY-END(1)
                         ACQUIRED ON        VALUE         -------------------------       -------------------------
NAME                     EXERCISE        REALIZED(2)      EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
----                     --------        -----------      -------------------------      -------------------------
Edward D. Miller.....           0                 $0            6,250/ 98,750                $493,769/$3,646,030
Michael Hegarty......           0                 $0                0/ 30,000                      $0/$1,002,091
Stanley B. Tulin.....           0                 $0            5,000/ 22,500                $491,973/$1,100,076
Jose S. Suquet.......           0                 $0            2,500/ 20,000               $245,987/   $854,089
Robert E. Garber.....       1,000            $94,105            1,500/ 13,900               $147,592/   $651,273
Jerome S. Golden.....       1,250           $104,362            1,250/  9,500               $122,993/   $545,747

     (1) Based on 907.89FF per share, the closing price of AXA's ordinary shares on December 30, 1999, the last trading day of 1999 on the Paris Stock Exchange, and on the prevailing exchange rate of 6.5033FF/$1.00 in effect on that date. (2) Includes any unrealized gains upon exercise of stock options. U.S. dollar value realized is based on the prevailing exchange rate on the date of exercise.

                                                                 EXHIBIT (e)(8)

PERFORMANCE GRAPH

The graph set forth below shows the cumulative total return to holders of the Company's Common Stock from December 31, 1994 to December 31, 1999, computed by dividing (X) the sum of (a) dividends for such period assuming reinvestment of dividends and (b) the difference between the price per share at the beginning and end of such period by (Y) the share price at the beginning of such period, and compares such return to the performance at the beginning and end of such period of the Standard & Poor's 500 Index, the New York Stock Exchange Financials Index, and the Standard & Poor's Life & Health Insurance Index, which was the industry index used for comparison in the Company's 1999 proxy statement. This year, the New York Stock Exchange Financials Index has been chosen as the comparative industry index because the Company is recognized as a diversified financial services institution. The graph assumes $100 invested on December 31, 1994 in the Company's Common Stock (at $9.06 per share, adjusted for stock splits since that date), the Standard & Poor's 500 Index, the New York Stock Exchange Financials Index, and the Standard & Poor's Life & Health Insurance Index.

                             CUMULATIVE TOTAL RETURN
            BASED ON REINVESTMENT OF $100 BEGINNING DECEMBER 31, 1994

                                  [LINE GRAPH]

                                       12/31/94     12/31/95     12/31/96     12/31/97     12/31/98       12/31/99
                                       --------     --------     --------     --------     --------       --------
AXA Financial (AXF)                      100           132          136          274          319          375
S&P 500 (SPX)                            100           134          161          211          268          320
NYSE Financials (NF)                     100           140          179          253          266          264
S&P Life & Health Ins.(SINLH)            100           140          166          205          213          180
                                         ---           ---          ---          ---          ---          ---


TOTAL RETURN DATA PROVIDED BY S&P'S
COMPUSTAT SERVICES INC.                               Source: The Carson Group

                                                                 EXHIBIT (e)(8)

RETIREMENT PLANS

Equitable Life maintains a qualified defined benefit retirement plan (the "Retirement Plan") and an unfunded, nonqualified excess benefit plan (the "Excess Plan") which pays benefits in excess of the benefit limits provided by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, as well as benefits in excess of the compensation limits under the Code, and a supplemental benefit plan pursuant to which the chief executive officer of Equitable Life may authorize that an officer receive a supplemental executive retirement benefit based on additional years of service in excess of actual years of service (the "SERP").

The Retirement Plan will provide pension benefits for Messrs. Miller, Hegarty, Tulin, Suquet and Garber. For purposes of the Retirement Plan, covered compensation for pension benefit calculation purposes is salary and short-term incentive compensation from Equitable Life and those of its affiliates who are co-sponsors of the Retirement Plan. Mr. Suquet will have his benefits determined on the basis of the sum of his frozen accrued benefit, based on actual service prior to January 1, 1989 under the final average pay formula (the "Pre-89 Formula") and his accrued account balance, under the Cash Balance Formula, accrued subsequent to December 31, 1988. As of December 31, 1999, Mr. Suquet had
18.58 credited years of service for purposes of calculating his Pre-89 Formula benefits under the Retirement Plan. Mr. Miller's, Mr. Hegarty's, Mr. Tulin's and Mr. Garber's benefits will be computed solely according to the Cash Balance Formula. The Cash Balance Formula credits each named executive's account during each year of such executive's participation in the Retirement Plan, subsequent to December 31, 1988, with an amount equal to the sum of 5% of such individual's annual covered compensation not in excess of the social security wage base and 10% in excess of such wage base. These accounts are credited monthly with interest based on the average yield of one-year U.S. Treasury bills for the twelve month period ending on the last business day of November in the preceding calendar year. Under the Cash Balance Formula, Messrs. Miller, Hegarty, Tulin, Suquet and Garber will receive estimated annual retirement benefits at age 65 of $452,256, $444,276, $599,676, $923,052 and $363,444 respectively. The Pre-89
Formula recognizes that participants in the Retirement Plan will receive social security benefits and reduces the benefit by a portion of the social security benefits. The benefits to the executives generally will be paid as a life annuity or a joint and survivor annuity depending on the executive's marital status and distribution election at the time of retirement. The executive also has the opportunity to receive the cash balance account portion of the benefit in a lump sum.

The following table indicates the estimated maximum annual retirement benefits that a hypothetical participant would be entitled to receive under the Retirement Plan's Pre-89 Formula (without regard to the maximum benefit limitations imposed by ERISA and the Code and including payments, if any, under the Supplemental Executive Retirement Plan) computed on a straight-life annuity basis, before any deduction for social security benefits, if retirement occurred at age 65 and the number of credited years of service and average annual recognized earnings equaled the amounts indicated.

                                                                 EXHIBIT (e)(8)

PENSION PLAN TABLE -- PRE-89 FORMULA


                                              CREDITED YEARS OF SERVICE
                                              -------------------------
RECOGNIZED EARNINGS        10 YEARS        15 YEARS         20 YEARS         25 YEARS         30 YEARS
                           --------        --------         --------         --------         --------
$100,000................     $20,000          $30,000          $40,000          $50,000          $60,000
200,000.................      40,000           60,000           80,000          100,000          120,000
400,000.................      80,000          120,000          160,000          200,000          240,000
600,000.................     120,000          180,000          240,000          300,000          360,000
800,000.................     160,000          240,000          320,000          400,000          480,000
1,000,000...............     200,000          300,000          400,000          500,000          600,000
1,500,000...............     300,000          450,000          600,000          750,000          900,000
2,000,000...............     400,000          600,000          800,000        1,000,000        1,200,000
2,500,000...............     500,000          750,000        1,000,000        1,250,000        1,500,000

In connection with his retirement effective July 1, 1999, Mr. Golden elected to receive his pension benefit under the Cash Balance Formula in a single lump-sum payment of $472,152.04. At that time, Mr. Golden also began receiving a total monthly pension benefit of $19,601.60 under the Pre-89 Formula, which includes an additional benefit under the SERP payable in the form of a fifteen-year-certain annuity in the amount of $19,020.67 monthly. This additional benefit, as modified in connection with his retirement, is the benefit that would be payable to Mr. Golden under the Pre-89 Formula based on
19.17 total years of credited service (including 3.42 additional years credited under the SERP) and his final pay (defined as the sum of (1) a modified base pay component of $450,000, and (2) an incentive compensation component of $300,000), reduced by Mr. Golden's actual benefit under the Pre-89 Formula. Mr. Golden's SERP benefit, as modified, was calculated using early retirement reduction factors based on retirement at age 60 rather than his actual age of 55.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

In connection with joining the Company in 1997, Mr. Miller entered into an employment agreement providing generally for a sign on bonus of $1,500,000, of which $500,000 was paid upon his joining the Company and the balance of $1,000,000 was paid in early 1998; a payment of $250,000 in early 1998 in lieu of his participation in the Company's Long-Term Plan prior to 1998; a base salary of $800,000 per annum for 1997, 1998 and 1999; the payment of a $2,700,000 bonus in February 1999; and grants, pursuant to the Company's 1997 Stock Incentive Plan, of 300,000 options upon Mr. Miller's joining the Company, and of an additional 100,000 options in both September 1998 and 1999. The agreement also provides that Mr. Miller will participate in the Company's Short-Term Plan, with the amount of bonuses referred to above to be taken into account in determining amounts to be paid under such plan for 1997 and 1998.

Mr. Hegarty, in connection with joining the Company in 1998, entered into an employment agreement providing generally for a sign on bonus of $250,000 payable upon his joining the Company; an annual base salary of $575,000 for 1998; the payment of a $1,750,000 bonus in February 1999; and grants, pursuant to the Company's 1997 Stock Incentive Plan, of 100,000 options upon Mr. Hegarty's joining the Company, and of an additional 75,000 options in both February 1999 and February 2000. The agreement provides that Mr. Hegarty will participate in the Company's Short-Term Plan with the amount of bonuses referred to above to be taken into account in determining amounts to be

                                                                 EXHIBIT (e)(8)

paid under such plan for 1998. The agreement also provides that Mr. Hegarty will participate in the Company's long-term incentive program and that his 1998 target long-term award, which may be payable in stock options, is $750,000.

In connection with his retirement from service effective July 1, 1999, Mr. Golden entered into a separation agreement pursuant to which he received payments in respect of base salary and short-term incentive compensation of $350,000 and $928,950, respectively. These amounts were paid to Mr. Golden in a single lump sum on July 14, 1999. In addition, Mr. Golden's pension benefit attributable to the SERP was modified (see "Retirement Plans"). Mr. Golden also entered into a consulting agreement with Equitable Life pursuant to which he agreed to provide consulting services to Equitable Life from July 1, 1999 through June 30, 2000. Mr. Golden receives compensation in the amount of $53,700 per month for his services under the consulting agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Organization and Compensation Committee of the Company's Board of Directors are Joseph L. Dionne (Chairman), Jean-Rene Fourtou, John T. Hartley, W. Edwin Jarmain, and Peter J. Tobin. No member of the Committee was an officer or employee of the Company or any of its subsidiaries. See "Compensation of Directors."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equitable Life has agreements with GIE AXA Universite and GIE Informatique AXA, affiliates of AXA, relating to services provided by AXA and its affiliates to Equitable Life and its subsidiaries for management training seminars and for ongoing maintenance and technical support for computer software and technology licensed by AXA for use by the Company and its subsidiaries. Equitable Life incurred approximately $1,323,000 in fees for services provided by AXA's affiliates pursuant to these agreements during 1999 and anticipates that it will continue to incur fees in 2000 under these agreements.

Equitable Life has entered into an agreement with AXA (the "AXA Services Agreement") covering management, communications, advertising, rating agency and various other services to be provided to and by AXA and its affiliates. Equitable Life incurred approximately $6,500,000 in fees for services provided by AXA and its affiliates pursuant to the AXA Services Agreement during 1999, and received approximately $7,973,000 for its services to AXA. Equitable Life anticipates that services will continue to be provided in 2000 under the AXA Services Agreement.

Equitable Life has entered into an agreement with AXA Canada Tech Inc. ("AXA Canada Tech"), a Canadian subsidiary of AXA which provides data processing services to certain of its affiliated Canadian companies (the "AXA Canada Companies"). Under the terms of the agreement, Equitable Life provides data processing resources and services to AXA Canada Tech to process data of the AXA Canada Companies. The agreement will continue in effect until December 31, 2000 and provides for reimbursement of Equitable Life's start-up costs (approximately U.S. $1.14 million, all of which has been paid) and an annual fee of $2,700,000 (Canadian) (but not less than approximately U.S. $2,050,000) to be paid by AXA Canada Tech for a defined level of services with usage above such level to be paid for based on Equitable Life's cost of providing the incremental usage. Equitable Life received payments of U.S. $2,900,000 from AXA Canada Tech pursuant to this agreement during 1999 and anticipates that services will continue to be provided under this agreement through December 31, 2000.

                                                                 EXHIBIT (e)(8)

In 1999, GIE Informatique AXA, an affiliate of AXA, entered into a technology cost contribution agreement with various AXA subsidiaries, including the Company and Alliance, to enable those participating companies to share the costs and benefits of cooperative technology development through GIE Informatique AXA. All participating companies are joint owners of the technology and processes developed under this agreement. In 1999, the Company's and Alliance's respective shares of such costs were approximately $2,891,000 and $1,142,000. The Company and Alliance anticipate continuing to pay their respective shares of such costs under this agreement in 2000.

Equitable Life has entered into a reinsurance agreement with AXA Space, an underwriting manager for space insurance which is 80% owned by AXA America, an affiliate of AXA. In 1999, Equitable Life earned $1,211,210 in premiums from AXA Space and paid claims and commissions of $2,013,139 to AXA Space under this agreement.

Equitable Life has entered into a reinsurance agreement (aviation risks) with AXA Global Risks, a subsidiary of AXA. In 1999, Equitable Life earned $791,011 in premiums and paid claims and commissions of $279,465 under this agreement.

In 1999, Equitable Life committed to invest (euro)14,000,000 (approximately U.S. $13.9 million, based on the exchange rate on December 31, 1999) in the aggregate in Europe Select Private Equity Partners LP, a private equity "fund of funds" co-sponsored by AXA Investment Managers, S.A. ("AXA-IM"), an affiliate of AXA, and AIG Capital Partners, Inc. ("AIGCP"), a subsidiary of American International Group, Inc. AXA-AIG Asset Management L.P. is the fund's general partner; AXA-IM PEP Advisor, LLC, an indirect wholly owned subsidiary of AXA-IM, serves as the fund's investment advisor; and WSW Capital, Inc., an indirect wholly-owned subsidiary of DLJ, provides certain administrative and reporting services for the fund.

In September 1999, The Equitable Companies Incorporated Stock Trust ("SECT") converted 4,020 shares of the Company's Series D Convertible Preferred Stock into 1.6 million shares of the Company's Common Stock and sold them. The Company purchased 1,356,500 shares under its stock repurchase program, AXA purchased 146,100 shares, and the public purchased the remaining shares. The Company and AXA made their purchases on the same terms as purchases by the public.

An affiliate of AXA, AXA Investment Managers GS Ltd. ("AXA Investment Managers"), provides investment management services to the DLJ Winthrop International Equity Fund and DLJ Winthrop Developing Markets Fund (the "Funds"), a set of mutual funds sponsored by DLJ Asset Management Group, Inc. ("DLJAM"), a subsidiary of DLJ, pursuant to a sub-advisory agreement between DLJAM and AXA Investment Managers. Advisory fees of $428,168 were paid by DLJAM to AXA Investment Managers relating to the Funds' fiscal year ended October 31, 1999. In addition, DLJAM pays for various direct fund expenses on behalf of the Funds and AXA Investment Managers reimburses DLJAM for 50% of such expenses. The total amount of expenses reimbursed by AXA Investment Managers relating to the Funds' fiscal year ended October 31, 1999 was approximately $61,000.

Alliance and its subsidiaries provide investment management services to AXA Reinsurance Company, a subsidiary of AXA, and its affiliates, pursuant to discretionary investment advisory agreements. AXA Reinsurance Company and its affiliates paid Alliance approximately $1.1 million during 1999 for such services. Alliance earned an additional $99,000 in management fees from AXA Reinsurance Company and its affiliates during 1999, which fees were paid in full in 2000.

                                                                 EXHIBIT (e)(8)

Alliance and its subsidiaries also provide investment management services to AXA World Funds, a Luxembourg fund, pursuant to a sub-advisory agreement between Alliance and AXA Funds Management S.A., a subsidiary of AXA. Alliance earned approximately $189,000 in management fees during 1999, which fees were paid in full in 2000.

In April 1996, Alliance acquired the United States investing activities and business of National Mutual Funds Management ("NMFM"), a subsidiary of AXA. In connection therewith, Alliance entered into investment management agreements with AXA Asia Pacific Holdings Limited (formerly National Mutual Holdings Limited), the parent of NMFM and a subsidiary of AXA, and various of its subsidiaries (collectively, the "AXA Asia Pacific Group"). The AXA Asia Pacific Group paid approximately $3.2 million in advisory fees to Alliance in 1999. Alliance earned an additional $32,500 in advisory fees from the AXA Asia Pacific Group in 1999, which fees were paid in full in 2000.

Equitable Life, either directly or indirectly through its subsidiary The Equitable of Colorado, Inc., has entered into seven life reinsurance agreements with AXA Re Life Insurance Company ("AXA Re Life"), an indirect subsidiary of AXA. In 1999, Equitable incurred premium expenses of $1,085,722 and accrued no claims due from AXA Re Life in the aggregate under these seven agreements.

Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), a subsidiary of DLJ, from time to time provides investment banking services to AXA. The fees related to such services were $16,492,000 in 1999. DLJSC from time to time also provides administrative, brokerage and research services to AXA.

Selected employees of DLJ are offered the opportunity to become members of the DLJ First ESC L.P. and DLJ ESC II L.P. (the "ESCs"), investment vehicles which qualify as "employees' securities companies" for purposes of the Investment Company Act of 1940, as amended. The ESCs invest in DLJ's merchant banking portfolio companies, typically acquiring between 30% and 40% of DLJ's investment in such companies. The amounts invested by members are augmented in the ratio of 4:1 by a combination of recourse loans from DLJ and preferred contributions to the ESCs by DLJ which have a capped return equal to the prime rate plus 1 3/4%, each of which is repaid to DLJ upon realization of the applicable portfolio investment. The amount invested in the ESCs by Mr. Chalsty in 1999 was $240,000. The loans made to Mr. Chalsty and preferred contributions made to the ESCs by DLJ on behalf of Mr. Chalsty in 1999 were $1,156,000. As of December 31, 1999 the outstanding loans and preferred contributions with respect to Mr. Chalsty amounted to $2,473,000.

Selected employees of DLJ are limited partners of DLJ Fund Investment Partners, L.P. ("FIP"), an investment vehicle organized to allow these employees to invest on a leveraged basis in funds and other investment vehicles sponsored by certain of DLJ's clients and potential clients and on a co-investment basis in transactions in which DLJ's clients also invest. Amounts invested by the limited partners are augmented in the ratio of 2:1 by preferred contributions to FIP by DLJ which have a capped return equal to the prime rate plus 1 3/4%. The amount committed to FIP by Mr. Chalsty as of December 31, 1999 was $2,000,000 and the outstanding preferred contributions made to FIP by DLJ on behalf of Mr. Chalsty at December 31, 1999 were $1,449,000.

DLJ has purchased split-dollar life insurance policies on the lives of certain of its officers, including Mr. Chalsty, from Equitable Life at rates comparable to those paid at the time by unaffiliated third parties. The aggregate amount of premiums borne by DLJ in 1999 for the policy on Mr. Chalsty's life was approximately $170,000. In addition, DLJ from time to time purchases life insurance policies from Equitable Life on the lives of several hundred employees,

                                                                 EXHIBIT (e)(8)

including Mr. Chalsty, who participate in deferred compensation plans maintained by DLJ. During 1999, the aggregate premiums paid under such policies for all participants were approximately $28.1 million.

Certain directors and executive officers of the Company have made commitments to invest in various funds sponsored by subsidiaries of DLJ. Such commitments were made on the same basis as those made by investors not affiliated with DLJ or the Company. Since January 1, 1999, Mr. Miller committed to invest $1,000,000 in DLJ European Private Equity Partners, L.P., a limited partnership whose general partner is WSW Capital, Inc., a wholly-owned subsidiary of DLJ Asset Management Group, Inc., a wholly-owned subsidiary of DLJ. The commitment referred to above does not exceed 1.0% of the total commitments to that fund.

Certain directors, officers and employees of the Company, AXA and certain of their subsidiaries maintain margin accounts with DLJSC. Margin account transactions for such directors, officers and employees are conducted by DLJSC in the ordinary course of business and are substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and do not involve more than the normal risk of collectibility or present other unfavorable features. DLJSC also, from time to time and in the ordinary course of business, enters into transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families, as principal. Such transactions on a principal basis are effected on substantially the same terms as similar transactions with unaffiliated third parties except that in some instances directors, officers and employees are not charged placement fees. DLJSC offers its employees reduced commission rates.

LeBoeuf, Lamb, Greene & MacRae, L.L.P. (of which Mr. Greene is of counsel) has rendered legal services to the Company or its subsidiaries during 1999 and is expected to continue rendering such services to the Company or its subsidiaries in 2000.